FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

06 January 2009

File no. 0-17630

Trading Statement

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Trading Statement

6 January 2009

CRH plc FULL YEAR 2008 TRADING UPDATE STATEMENT

Profit

CRH currently expects to deliver 2008 profit before tax in excess of euro 1.6 billion which would represent a mid-teen percentage decline on the 2007 outcome of euro 1.904 billion, in line with guidance provided in the Interim Management Statement of 11 November. We anticipate a lesser reduction in earnings per share as a result of share buyback and the lower expected full year percentage tax charge which was noted in earlier announcements. This, we believe, would represent a significant achievement against a tough industry backdrop.

The expected 2008 profit outturn is after an adverse translation impact of approximately euro 50 million principally attributable to a weaker average US$/euro exchange rate of 1.4708 (2007: 1.3705).

While the first half of the year saw improved overall operating profit in Europe, mainly reflecting strong growth from our Materials operations in Poland and Ukraine, this was more than offset by declines from American operations. As a result, first half profit before tax fell by euro 64 million or 10% to euro 0.606 billion (2007: euro 0.670 billion).

In the second half, unprecedented events in financial markets contributed to an increasingly negative business climate across the world, with the change in sentiment being most marked in our European operations. As a result, we anticipate that second half profit before tax will show a high-teen percentage decline on the 2007 outturn of euro 1.234 billion.

We expect that full year profit on disposals of fixed assets will exceed last year's level of euro 57 million, while the Group's share of associates' profit after tax is expected to be slightly lower than 2007 (euro 64 million).

Development

Total acquisition spend in 2008 amounted to approximately euro 1 billion. First half expenditure of euro 0.7 billion included the purchase of a 45% stake in Indian cement manufacturer My Home Industries and 100% of UK construction accessories producer Ancon together with 35 other acquisitions across the Group's operations. With the deteriorating economic environment, we significantly curtailed development activity as the second half progressed; this is reflected in a second-half spend of euro 0.3 billion which included the purchase of a 35% stake in French builders merchant Trialis and 15 other transactions, details of which are provided in the Development Strategy Update released today, plus the acquisition of a further 5% stake in My Home Industries.

Completion of the euro 0.2 billion Yatai investment in China, announced in January 2008, is expected shortly while finalisation of the euro 0.4 billion Pavestone acquisition in the United States, announced in March 2008, remains dependent on various regulatory approvals.

With a challenging trading backdrop for many of our businesses, management's emphasis is firmly concentrated on operational delivery and, as a result, development activity continues to be limited to acquisition opportunities that offer compelling value and exceptional strategic fit. This emphasis is also reflected in capital expenditure which is being adjusted across the Group to reflect the reduced demand environment. 2008 capital expenditure of approximately euro 1 billion will show little change on 2007 despite higher 2008 spending on previously announced cement facilities in Ireland, Poland, Ukraine and the United States.

Finance

Net finance cost for 2008 is expected to show a low to mid-teen percentage increase on 2007's euro 303 million. EBITDA/net interest cover for the year is expected to remain strong at approximately 7.5 times.

In 2008, CRH raised a total of euro 0.8 billion of long-term funding in international bond markets, arranged euro 0.5 billion of new bank term finance and renewed and extended euro 1.7 billion of existing bank facilities. These actions, combined with the Group's traditional strong cash flow profile and an intensified focus on cash generation, leave CRH well positioned in terms of debt facilities and maturity profile. Unutilised bank term facilities amounted to over euro 1 billion at year-end 2008. The Group remains committed to maintaining an investment grade credit rating.

Share Buyback

As announced on 7 November, in light of the stresses in financial markets, and to maintain maximum financial flexibility, the share repurchase programme launched on 3 January 2008, which was limited to a maximum of 5% of the 547 million Ordinary shares in issue at December 2007, was terminated following the repurchase of approximately 18.2 million shares, equivalent to 3.3% of Ordinary Shares in issue at year-end 2007, at an average price of euro 22.30 per share.

Europe Materials

Construction activity in Poland and Ukraine, which more than compensated for declines in the Irish and Spanish markets in the first six months, slowed through the second half of the year. This, together with generally weaker trading patterns in other markets, is expected to result in second-half profit close to 2007 with full year operating profit anticipated to show a mid-to-high single digit percentage increase on the 2007 outturn of euro 0.586 billion.

Europe Products

The slower trading patterns evident across our Europe Products operations in the latter part of the second quarter intensified through the second half with increasingly negative economic newsflow. This has necessitated significant capacity cuts and cost restructuring particularly in our Concrete and Clay operations. Against this backdrop, operating profit is now expected to be approximately 30% behind the 2007 outcome (euro 0.308 billion).

Europe Distribution

Profitability in our DIY operations in the Benelux, which had been adversely impacted by weakening consumer confidence in the first half of the year, has proved more robust through the second half as a result of strong management action. However, trading across our merchanting operations, which had a generally good first half, weakened with the economic climate. Full year operating profit is projected to show a mid-to-high single digit percentage decline on the 2007 outcome of euro 0.212 billion.

Europe Overall

Overall for Europe, with a slowing dynamic in central and eastern countries and lower 2008 growth for most western European economies, we now expect operating profit of between euro 1.0 and 1.05 billion, resulting in a mid-to-high single digit percentage decline compared with 2007's euro 1.106 billion.

Americas Materials

The division has performed robustly throughout 2008 offsetting the impact of higher bitumen and energy input costs through targeted cost reduction measures and strong price increases, particularly for asphalt; although these price increases have contributed to like-for-like volume declines. With falling input costs over recent months, we now expect that full year operating profit will show a low-teen percentage decline on the 2007 outcome of US$0.781 billion.

Americas Products

The negative developments in financial markets through the second half of 2008 have had a growing impact on previously resilient US non-residential demand, while new housing demand has continued to weaken.  Our Architectural Products and Precast operations have continued to be the most affected while our Glass, MMI and South American businesses have performed well. We now expect a full year operating profit decline of the order of 25% on the 2007 outcome of US$0.466 billion.

Americas Distribution

Trading performance in this business has continued to exceed expectations with ongoing benefits from effective pricing, sales and overhead management. Against this backdrop, and with the incremental contribution from AMS, which was acquired in November 2007, we anticipate a full year operating profit margin of approximately 6% (2007: 5.3%) and an operating profit increase of approximately 40% compared with the US$ 0.096 billion reported for 2007.

Americas Overall

Our expectation is for full year operating profit from our Americas activities of between US$1.15 and US$1.2 billion (2007: US$1.343 billion). At the average 2008 US$/euro exchange rate of 1.4708, this would amount to approximately euro 0.8 billion (2007: euro 0.980 billion at the average 2007 rate of 1.3705), giving a high-teen percentage decline in euro terms.

Outlook

The outlook for 2009 is extremely challenging, given the severe impact of ongoing turmoil in financial markets on both developed and emerging economies across the world. However, there are a number of positives with lower energy costs, the recent step-up in interest rate reductions and increasing prospects for a significant US infrastructure stimulus package. While these factors are unlikely to offset the negative headwinds in the first half of 2009, they should begin to influence sentiment and activity later in the year. Meanwhile, our attention and efforts are resolutely focussed on commercial delivery; on ensuring that our businesses are strongly positioned, through additional cost reduction and cash generation measures, to cope with whatever trading circumstances may evolve; and on further strengthening our existing financial flexibility.

* * * *

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. GMT on  6 January 2009 to discuss this statement. The dial-in number is +44 20 7162 0125. A recording of the conference call will be available from 10.00 a.m. GMT on 6 January 2009 by dialling +44 20 7031 4064. The security code for the replay will be 820150. A presentation to accompany this call is available on CRH's website at www.crh.com

* * * *

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee               Chief Executive

Glenn Culpepper    Finance Director

Éimear O'Flynn       Head of Investor Relations

Maeve Carton         Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000

FAX +353.1.4041007

E-MAIL mail@crh.com

WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  06 January 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director